Filed by Natura Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

Avon Products, Inc.

(Commission File No.: 1-4881)

Natura &Co and Avon join forces to create a Direct-to-Consumer global beauty leader

São Paulo & London, 22 May 2019. Natura &Co (B3: NATU3) announces that it is acquiring Avon Products, Inc. (NYSE: AVP) in an all-share transaction, creating the fourth-largest pure-play beauty group in the world and a major force for good in the industry.

The combination creates a best-in-class multi-brand and multi-channel beauty group, with direct connections to consumers on a daily basis. The group will hold leading positions in relationship selling through Avon´s and Natura’s over 6.3 million Consultants and Representatives, a global footprint through 3,200 stores, as well as an expanded digital presence across all companies. The combined Group is expected to have annual gross revenues of over US$10 billion, over 40,000 associates and be present in 100 countries.

Leveraging its iconic brands, common passion for relationships, and its omnichannel capabilities, the expanded group will bring beauty to over 200 million consumers across the world, anytime, anywhere, every day. By adding Avon to a portfolio that already includes Natura, The Body Shop and Aesop, Natura &Co will enhance its ability to better serve its different consumer profiles and distribution channels and expand into new geographies.

Avon and Natura were both founded by mission-driven individuals, reaching customers through a force of independent, primarily female micro-entrepreneurs, who act as brand ambassadors and beauty advisors. Avon is an iconic brand with a heritage of over 130 years and is the world’s leading relationship selling beauty platform. Its strong brands across key beauty categories and competitive positions in a number of markets give it significant potential for future growth.

Natura &Co expects the combination to result in target synergies estimated at US$150 million to US$250 million annually, some of which will be reinvested to further enhance capabilities in digital and social selling, research & development and brand initiatives and to continue to grow the Group’s geographic footprint.

Luiz Seabra, Co-Founder of Natura, declared: “We have always looked at Avon with respect and admiration. Natura was founded on its passion for beauty and relationships, and today’s transaction creates a major force in the direct-to-consumer space. Direct selling was a social network before the word even existed, and the arrival of technology and globalization only multiplied opportunities to connect with consumers in a meaningful way. The peer-to-peer sales model is evolving towards social selling and the power of digital allows the group to go beyond providing products and advice, and advances women empowerment, through financial independence and enhanced self-esteem. We believe that business can be a force for good and together with Avon, we will amplify our pioneering efforts to bring social, environmental and economic value to an ever-expanding network.”

Roberto Marques, Executive Chairman of Natura &Co, declared: “Following the acquisitions of Aesop in 2013 and The Body Shop in 2017, Natura & Co is taking another exciting, decisive step to build a global, multi-brand, multi-channel, purpose-driven Group. Avon is an amazing company, an iconic brand, with passionate associates and over five million Representatives who also believe in the power of relationships. Together we will enhance our growing digital capabilities, our social network of Consultants and Representatives and leverage our global store footprint and distinctive brands, connecting, touching and influencing millions of consumers with different profiles daily, making our Group unique and creating a formidable platform for growth.”

Jan Zijderveld, CEO of Avon, said: “This combination is the start of an exciting new chapter in Avon’s 130-year history. It stands as a testament to the progress of our efforts to ‘Open Up Avon’, and we believe it will allow us to significantly accelerate our strategy and further expand into the online channel. Over the past year, we have started a transformation to strengthen Avon’s competitiveness by renewing our focus on Her, simplifying our operations, and modernizing and digitizing our brand. Together with

Natura, we will have broader access to innovation and a portfolio of products, a stronger e-commerce and digital platform, and improved data and tools for Representatives to drive growth and enhance value for shareholders. Further, with the support of Natura, we will continue to invest in cutting-edge technology to enhance our digital capabilities and productivity for our Representatives. Both Avon and Natura are purpose-driven organizations, and the combination will enable us to better serve our millions of Representatives, leveraging Avon’s international presence with the same strongly-held commitment to enhancing Her experience and earnings.”

Chan Galbato, Non-Executive Chairman of Avon said: “Our focus has been to enhance the Representative experience, accelerate international expansion, improve our cost structure, increase financial flexibility, and ultimately position the company for long-term growth and success. The Board is committed to enhancing value for shareholders and this combination with Natura represents a new era of future growth for Avon. The Avon Board is confident that Natura will be a powerful partner for the Avon brand, while providing more scale, operations and expanded opportunities for employees and Representatives, and tremendous upside potential to both sets of shareholders. We are pleased to support this transformational combination.”

As part of this transaction, a new Brazilian holding company, Natura Holding S.A., has been created. Based upon the fixed exchange ratio of 0.300 Natura Holding shares for each share of Avon common stock, Natura &Co’s shareholders will own approximately 76% of the combined company, while Avon common shareholders will own approximately 24%. Based on Natura's undisturbed closing price on March 21, 2019, one day prior to Natura issuing the Material Fact confirming negotiations between Avon and Natura, the transaction represents a 28% premium to Avon shareholders and implies a 2018 EBITDA multiple of 9.5x or 5.6x assuming the full impact of Natura’s expected synergies. Based on closing prices on May 21, 2019, the transaction values Avon at an enterprise value of US$3.7 billion and the combined group would have an enterprise value of approximately US$11 billion. Upon closing, Natura Holding S.A.s’ stock will be listed on B3 with a 55% public float and it will also have ADRs listed on the NYSE. Avon shareholders will have the option to receive ADRs traded on the NYSE or shares listed on B3. Further information is available in the Material Fact which can be accessed through the following link https://natu.infoinvest.com.br/ptb/7085/19550_691987.pdf

Upon closing, the Board of Directors of the combined company will consist of 13 members, 3 of which will be designated by Avon. The transaction remains subject to customary closing conditions including approval by both Natura &Co’s and Avon’s shareholders as well as anti-trust authorities in Brazil and certain other jurisdictions. Closing is expected in early 2020.

UBS Investment Bank and Morgan Stanley acted as financial advisors to Natura &Co. Goldman Sachs acted as financial advisor to Avon and PJT Partners acted as financial advisor to members of the Avon Board of Directors.

Conference Call and Webcast

NATURA &Co will host a conference call and webcast on Thursday, May 23 at 9:00 AM BRT, 8:00 AM EST to discuss the transaction.

The conference call can be accessed by dialing +55 11 3193-1001 or +55 11 2820-4001 for Brazil, +1-646-828-8246 or Toll Free: 1-800-492-3904 for USA and Canada and +44 20 7442-5660 or Toll Free 0-808-111-0152 for United Kingdom. The confirmation code is Natura. Participants should dial in 10 minutes prior to the scheduled start time.

A live webcast of the conference call and associated presentation materials will be available in the investor relations section of each company’s website at

http://choruscall.com.br/natura/extramay.htm

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About NATURA &CO

Resulting from the combination of Natura, Aesop and The Body Shop, the corporate brand Natura &Co consolidates the creation of a global, multi-channel and multi-brand cosmetics group that is driven by purpose. The three companies that form the group are committed to generating positive economic, social and environmental impact. Founded in 1969, Natura is a Brazilian multinational in the cosmetics and personal care segment, leader in direct sales. Founded in 1976 in Brighton, England, by Anita Roddick, The Body Shop is a global beauty brand that seeks to make a positive difference in the world. The

Australian beauty brand Aesop was established in 1987 with a quest to create a range of superlative products for skin, hair and the body.

About Avon Products, Inc.

For 130 years Avon has stood for women: providing innovative, quality beauty products which are primarily sold to women, through women. Millions of independent Representatives across the world sell iconic Avon brands such as Avon Color and ANEW through their social networks, building their own beauty businesses on a full- or part-time basis. Avon supports women's empowerment, entrepreneurship and well-being and has donated over $1 billion to women's causes through Avon and the Avon Foundation. Learn more about Avon and its products at www.avonworldwide.com. #Stand4Her.

Media enquiries Natura &Co:

Marcelo Behar, Corporate Affairs Officer Natura &Co

natura@brunswickgroup.com

Investor Relations Natura &Co:

Viviane Behar de Castro, Investor Relations Director, Natura &Co

RI@natura.net

Media inquiries Avon:

Natalie Deacon, Executive Director Communications, Avon Products, Inc.

+ 44(0) 7725 150853

Email: media.enquiries@avon.com / natalie.deacon@avon.com

Investor Relations Avon:

Amy Greene, Vice President, Investor Relations, Avon Products, Inc.

+ 001 212 282 5320

Email: amy.greene@avon.com

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor

Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.